Strategic Partners Mutual Funds, Inc.
For the period ended 04/30/05
File number 811-08085

SUB-ITEM 77D
Policies With Respect to Security Investment

Strategic Partners Mutual Funds, Inc.
Strategic Partners Health Sciences Fund

Supplement dated November 23, 2004
to the Prospectus and
Statement of Additional Information dated March 1, 2004


AMVESCAP PLC (AMVESCAP) announced on September 30, 2004, the final steps to create a unified distribution platform for mutual fund products in the U.S. under the retail brand, "AIM Investments." Therefore, on October 1, 2004, the portfolio management staff responsible for managing the portfolios of mutual fund products in the U.S. that was formerly employed by INVESCO Funds Group, Inc. and then employed by INVESCO Institutional (N.A.), Inc. ("INVESCO"), became employed by A I M Capital Management, Inc. ("AIM") and its affiliates. Both AIM and INVESCO are indirect subsidiaries of AVZ Inc. ("AVZ"), a wholly-owned indirect subsidiary of AMVESCAP. In order to facilitate the continued management of the Strategic Partners Health Sciences Fund, the portfolio management staff retained dual employment relationships with both AIM and INVESCO pending the assignment of all applicable sub-advisory agreements from INVESCO to AIM.

Consequently, INVESCO requested and the Board of Directors of Strategic Partners Mutual Funds, Inc., (the "Board") approved the assignment of its duties and responsibilities under the sub-advisory agreement to AIM, effective December 1, 2004.

Accordingly, as of December 1, 2004, all references in the Prospectus and SAI to INVESCO are replaced by references to AIM. In addition, the section of the Prospectus entitled "Management of the Funds -- The Sub-Advisors" is revised by deleting the sub-section relating to INVESCO on page 123 and replacing it with the following:

"AIM serves as sub-adviser for the Strategic Partners Health Sciences Fund. AIM is an indirect, wholly-owned subsidiary of AMVESCAP, an international investment management company based in London, with money managers in Europe, South America and the Far East. AIM, together with its affiliates, advised or managed approximately 200 investment portfolios as of September 30, 2004, encompassing a broad range of investment objectives. AIM uses a team approach to investment management. As of September 30, 2004 AIM and its affiliates managed approximately $132 billion in assets. The address of AIM is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

The portfolio managers responsible for the day-to-day management of the Strategic Partners Health Sciences Fund are Michael Yellen, Kirk L. Anderson, and Bryan A. Unterhalter.

Mr. Michael Yellen, senior portfolio manager, has been associated with AIM and/or its affiliates since 1998, and was primarily responsible for the GT Applied Science Fund and the GT Healthcare Fund, both offshore funds, until assuming his present responsibilities with AIM. From 1994 to 1997, he was an investment analyst for the health care sector in the Asset Management Division of Liechtenstein Global Trust. He began his career in 1991 at Franklin Resources, Inc., as a senior securities analyst. Mr. Yellen holds a B.A. from Stanford University.

Mr. Kirk Anderson, portfolio manager, has been associated with AIM and/or its affiliates since 1994 where he was employed in the fund services area. He then moved to portfolio administration in 1995, became an analyst in 1997, and a portfolio manager in 2003. Mr. Anderson earned a B.A. in political science from Texas A&M University, and a M.S. in finance from the University of Houston.

Mr. Bryan Unterhalter, portfolio manager, has been associated with AIM and/or its affiliates since 1997. In 1997, he was a domestic equity trader and later became an analyst on AIM's International (Europe/Canada) investment management team in 1998. He was promoted to portfolio manager in 2003. Mr. Unterhalter began his investment career in 1995 as an equity trader with First Interstate Bank. A native of Johannesburg, South Africa, Mr. Unterhalter received a B.A. from The University of Texas at Austin and an M.B.A. from the University of St.Thomas."